UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Yucheng Technologies Ltd

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G98777108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98777108		]13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities only) Martin Currie Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power —

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person IA

SCHEDULE 13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities only) Martin Currie Investment Management Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Edinburgh, UK

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power —

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person IA

SCHEDULE 13G

Item 1	(a)	Name of Issuer: Yucheng Technologies Limited (“Yucheng”)
	1(b)	Address of Issuer’s Principal Executive Offices: North Third Ring Road, Dongcheng District, Beijing Global Trade Center No. 36 9th Floor, D Block, Zip Code: 100013

Item 2	(a)	Name of Person Filing: Martin Currie Inc Martin Currie Investment Management Limited
	2(b)	Address of Principal Business Office Martin Currie Investment Management Limited Saltire Court 20 Castle Terrace, Edinburgh, EH1 2ES
	2(c)	Citizenship: USA (Martin Currie Inc) United Kingdom (Martin Currie Investment Management Limited)
	2(d)	Title of Class of Securities: Common Stock
	2(e)	CUSIP Number: G98777108

Item 3.	The person filing is an investment adviser in accordance with §13d-1(b)(1)(ii)(E).

SCHEDULE 13G

Item 4	Ownership
	4(a)	Amount beneficially owned: 0
	4(b)	Percent of class: 0%
	4(c)	Number of shares as to which such person has voting and dispositive powers (sole and shared): 0 (Martin Currie Inc) 0 (Martin Currie Investment Management Limited)

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

SCHEDULE 13G

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MARTIN CURRIE INC AND MARTIN CURRIE INVESTMENT MANAGEMENT LIMITED

27th January 2012
Dated:
By: /s/ Grant Spence
Name: Grant Spence
Chief Compliance Officer.
Title: